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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ORBCOMM Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68555P100

(CUSIP Number)

November 8, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[x]	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68555P100	Schedule 13G	Page 2 of 9 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SES Participations S.A. (formerly SES Global Participations S.A.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
		(b) x
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,000,001
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		2,000,001
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,001
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.51%
12.		TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 68555P100	Schedule 13G	Page 3 of 9 Pages

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SES (formerly SES Global S.A.)
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
		(b) x
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg
	5.	SOLE VOTING POWER
NUMBER OF		0
SHARES	6.	SHARED VOTING POWER
BENEFICIALLY OWNED BY		2,000,001
EACH	7.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	8.	SHARED DISPOSITIVE POWER
WITH:		2,000,001
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,001
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.51%
12.		TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 68555P100	Schedule 13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer
ORBCOMM Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices
2115 Linwood Avenue Suite 100 Fort Lee, NJ 07024
Item 2(a).	Name of Person Filing
This statement is filed by: (a) SES Participations S.A.; and (b) SES; SES Participations S.A. and SES, collectively, are referred to herein as the "Reporting Persons."
Item 2(b).	Address of Principal Business Office, or, if none, Residence
The address of the business office of each of the Reporting Persons is Château de Betzdorf, L-6815 Betzdorf, Grand Duchy of Luxembourg.
Item 2(c).	Citizenship
Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.
Item 2(d).	Title of Class of Securities
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number
68555P100
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

CUSIP No. 68555P100	Schedule 13G	Page 5 of 9 Pages

(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule 13G, which Items are incorporated by reference herein.

SES (“SES”) owns all of the outstanding equity of SES Participations S.A. ("SES Participations").  SES, as the parent of SES Participations, may be deemed to beneficially own the securities owned by SES Participations insofar as it may be deemed to have the power to direct the voting or disposition of such securities.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that SES is, for any purpose, the beneficial owner of any of the securities to which this Schedule 13G relates (the "Securities"), and SES disclaims beneficial ownership as to the Securities, except to the extent of its pecuniary interests therein.

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, it is also possible that SES might be deemed the "beneficial owner" of some or all of the Securities insofar as it may be deemed to share the power to direct the voting or disposition of such Securities. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that SES is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer's 424(b)(4) Prospectus, filed with the Securities and Exchange Commission on November 3, 2006, in which the Issuer stated that the number of shares of  Common Stock outstanding, as of September 30, 2006 and pro forma for the offering to which the 424(b)(4) Prospectus relates and the conversion of all the Issuer's outstanding shares of Preferred Stock to Common Stock, was 36,304,118.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

CUSIP No. 68555P100	Schedule 13G	Page 6 of 9 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
Not applicable.

CUSIP No. 68555P100	Schedule 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2007.

SES

By:   /s/ Mark Rigolle

Name: Mark Rigolle
Title: Chief Financial Officer

By:  /s/ Romain Bausch

Name: Romain Bausch
Title: President and CEO

SES PARTICIPATIONS S.A.

By:  /s/ Mark Rigolle

Name: Mark Rigolle
Title: Director

By:  /s/ Romain Bausch

Name: Romain Bausch
Title: Director

CUSIP No.	Schedule 13G	Page 8 of 9 Pages

Exhibit Index

Exhibit A	Joint Filing Agreement	Page 9

CUSIP No.	Schedule 13G	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated as of February 14, 2007.

SES

By:  /s/ Mark Rigolle

Name: Mark Rigolle
Title: Chief Financial Officer

By:  /s/ Romain Bausch

Name: Romain Bausch
Title: President and CEO

SES PARTICIPATIONS S.A.

By:  /s/ Mark Rigolle

Name: Mark Rigolle
Title: Director

By:  /s/ Romain Bausch

Name: Romain Bausch
Title: Director